UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2020 (Report No. 2)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

 CONTENTS

Joint Venture Transaction

On May 15, 2020, Therapix Biosciences Ltd. (the “Company,” or “Therapix”) entered into a series of transactions (together, the “Joint Venture Transaction”), including a definitive share transfer agreement with Capital Point Ltd. (“Capital Point”), an Israeli holding company traded on the Tel Aviv Stock Exchange, and Evero Health Ltd. (“Evero”), an Israeli company, and a wholly-owned subsidiary of Therapix, pursuant to which Capital Point will sell to Evero 5,952,469 ordinary shares, par value NIS 0.01 each, of Coeruleus Ltd. (the “Purchased Coeruleus Shares” and “Coeruleus,” respectively), an Israeli company, and a subsidiary (approximately 40%) of Capital Point, engaged in, among others, developing innovative medications based on the active generic substance flumazenil, including a sublingual spray to reduce the side effects of hypnotic sleep medication, and a sublingual spray to improve function and quality of life in patients with hepatic encephalopathy. The Purchased Coeruleus Shares represent approximately 35% of the issued and outstanding share capital of Coeruleus. In consideration thereof, Evero will issue and sell to Capital Point 176,470 ordinary shares, NIS 1.00 par value each, constituting 15% of the issued and outstanding share capital of Evero.

As part of the Joint Venture Transaction, Therapix transferred to Evero its THX-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement.

In addition, Therapix issued to Capital Point a warrant (the “Warrant”) to purchase $340,000 of American Depositary Shares (“ADSs”) of Therapix. Pursuant to the terms of the Warrant, the exercise price per ADS is equal to the closing price of the Company's ADSs on the trading day on which the notice of exercise was actually received by the Company, and shall be paid by transferring to Therapix a duly executed share transfer deed for such number of ordinary shares of Evero, where each ordinary share of Evero shall be valued at $35.50. The Warrant will be exercisable for 12 months starting from the 12 month anniversary of the issuance date.

The Joint Venture Transaction closed on May 18, 2020.

The foregoing summary of the Joint Venture Transaction is subject to, and qualified in its entirety by, the full text of the (i) Share Transfer Agreement, a copy of which are attached hereto as Exhibit 99.1; (ii) Asset Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2; and (iii) Warrant, a copy of which is attached hereto as Exhibit 99.3.

Stockholders’ Equity

Following the closing of the Joint Venture Transaction, and taking into account the $1.25 million public offering (the “Public Offering”) that the Company closed on April 3, 2020, with respect to the issuance of an aggregate of 4,166,668 units, each consisting of (i) one pre-funded warrant to purchase one ADS, and (ii) one Series B warrant to purchase one ADS, at a purchase price of $0.2999 per unit, the Company believes its stockholders’ equity exceeds The Nasdaq Capital Market continued listing requirement of $2.5 million, as set forth in Nasdaq Listing Rule 5550(b) (the “Stockholders’ Equity Rule”). The Company is diligently working to evidence compliance with the Stockholders’ Equity Rule; however, there can be no assurance that it will be able to do demonstrate compliance and satisfy Nasdaq’s conditions for continued listing. In the event that the Company is not able to demonstrate compliance with the Stockholders’ Equity Rule, the Company may be promptly delisted from the Nasdaq Capital Market.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the joint venture transaction and regaining compliance with Nasdaq’s stockholders’ equity requirement. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Share Transfer Agreement dated May 15, 2020.
99.2	Asset Purchase Agreement dated May 15, 2020.
99.3	Warrant issued pursuant to Share Transfer Agreement dated May 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: May 19, 2020
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer